The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•      An investor presentation by Bridge Bancorp, Inc. dated March 10, 2015.

RBC Capital Markets Financial Institutions Conference March 10, 2015

Forward Looking Statements This presentation may contain forward-looking statements regarding Bridge Bancorp, Inc. (“Bridge Bancorp” or the “Company”). These statements constitute forward-looking information within the definition of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from any forward-looking statements expressed in this presentation, since forward-looking information involves significant known and unknown risks, uncertainties and other factors. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, those risk factors described in the Company’s periodic reports filed with the SEC, and with respect to the proposed acquisition of Community National Bank (“CNB”) the following: failure to satisfy the conditions to closing for the proposed merger in a timely manner or at all; failure of either party’s stockholders to approve the proposed transaction; failure to obtain the necessary governmental approvals for the proposed merger or adverse regulatory conditions in connection with such approvals; disruption to the parties’ businesses as a result of the announcement and pendency of the transaction; difficulties related to the integration of the businesses following the merger; changes in the interest rate environment; and changes in general economic conditions, either nationally or regionally. Bridge Bancorp, Inc.’s public filings with the SEC are available online at http://www.sec.gov. Bridge Bancorp, Inc. does not undertake to update any forward-looking statements made in this presentation to reflect new information, future events or otherwise. Bridge Bancorp will be filing a registration statement on Form S-4 containing a proxy statement/prospectus and other documents regarding the proposed acquisition of CNB with the SEC. CNB stockholders and investors are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Bridge Bancorp and CNB and the proposed transaction. When available, copies of the proxy statement/prospectus will be mailed to CNB stockholders. Copies of the proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Bridge Bancorp, Inc., Attention: Corporate Secretary, 2200 Montauk Highway, P.O Box 3005, Bridgehampton, NY 11932, or on its website at www.bridgenb.com, or to Community National Bank, Attention: Corporate Secretary, 400 Broadhollow Road, Suite 305, Melville NY 11747, or on its website at www.cnbny.com. Copies of other documents filed by Bridge Bancorp with the SEC may also be obtained free of charge at the SEC’s website or by directing a request to Bridge Bancorp at the address provided above. Bridge Bancorp and CNB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Bridge Bancorp and CNB in connection with the proposed transaction. Information about the directors and executive officers of Bridge Bancorp, Inc. is set forth in the proxy statement, dated April 2, 2014, for the Bridge Bancorp 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Information about the directors and executive officers of Community National Bank and additional information about the interests of directors and executive officers of Bridge Bancorp and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus included in the Form S-4 when it becomes available. This presentation does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities. 1

2 Headquarters: Bridgehampton Chartered: 1910 FT Employees: 330 Branches: 29 Nasdaq/Russell 2000 BDGE Corporate/Bank Profile Assets: $2.3 billion Loans: $1.3 billion Deposits : $1.8 billions Market Cap: $300 million Dividend Yield: 3.75%

Management Profile Executive Team Kevin M. O’Connor, President and CEO Howard H. Nolan, Chief Financial Officer James J. Manseau, Chief Retail Banking Officer Kevin L. Santacroce, Chief Lending Officer John M. McCaffery, Treasurer All with Over 25 years of Financial Services Experience Hired Over 40 Experienced Professionals in the Past 3 Years Revenue Producers, Compliance & Operational Positions 3

 Core Net Income of $18.3 Million, or $1.57 Per Share(1) Core Returns on Average Assets & Equity of .85% & 10.31% Record Net Interest Income $67.5 Million Net Interest Margin 3.41% Loan Growth of $325 Million 32% Over December 2013 (26% Organic Growth) Deposits of $1.83 Billion 19% Higher Than a Year Ago Tangible Book Value of $14.15/share Market Cap of $300 Million Announced Agreement to Acquire Community National Bank (CNB) Creates Largest Community Bank headquartered on Long Island 2014 Highlights 4 Core Net Income, ROA & ROE excludes merger costs, branch restructuring, and security gains/losses See Appendix for a Reconciliation of core net income to net income reported under GAAP.

Well-run, Conservatively Managed $1.0 billion Commercial Bank 11 Branches (7 Nassau, 2 Suffolk, 1 Queens, 1 Manhattan) Diversified Loan Portfolio of $761MM with 41% in CRE and 22% in C&I Lending Team Has Strong Commercial Relationships on Long Island & Manhattan Deposits of $829MM with 28% DDA Strong Asset Quality with NPA/Assets of 0.74% & 1.45% Allowance to Total Loans Net Interest Margin Above Peers at 3.53% 5 CNB Profile

Creates the #1 Community Bank Headquartered on Long Island with $3.3 billion in Assets Top 5 deposit market share (1) with combined 40 branch network Continues Geographic Expansion into Highly Attractive Markets of Nassau County, Queens County & Manhattan Complements FNBNY Bancorp acquisition completed in February 2014 Pro Forma Loan & Deposit Mix Creates Dominant Commercial Bank in the Long Island Market Diversified Loan Portfolio with Low Cost Deposit Base Increased Size & Scale of Pro Forma Company Enhances Operating Leverage & Profitability Accretive to Earnings with 35% Cost Saves Expected Excess Liquidity & Higher Lending Limits provide Additional Growth Potential Able to Bank Larger Customers & Expand Existing Relationships 6 Strategic Rationale (1) Long Island includes Nassau & Suffolk Counties; Excludes Regional Banks with assets greater than $250 billion

7 Market Cap: $450 million Branches: 40 FT Employees: 400 Combined Pro Forma Franchise Assets: $3.2 billion Loans: $2.1 billion Deposits : $2.7 billion Source: SNL Financial Market Data as of 12/31/14

Assets Loans Deposits Loans / Assets Loans / Deposits $2,289 $1,338 $1,834 59% 73% $951 $761 $829 80% 92% $3,240 $2,099 $2,663 65% 79% Return on Assets Return on Tang. Equity Net Interest Margin Efficiency Ratio 0.85% 11.46% 3.36% 60% 0.38% 4.5% 3.53% 74% 1.1% (2) 15% (2) 3.45% 58% (3) Tangible Common Ratio Leverage Ratio NPAs / Assets Reserves / NPAs 7.2% 8.4% 0.05% 1,466% 8.4% 8.6% 0.74% 157% 7.3% (5) 8.2% (5) 0.25% 348% Combined Franchise Combined Source: Company reports and SNL Financial. (1) Based on most recent quarter annualized. ROA, ROTE and Efficiency Ratio are core ratios, adjusted for merger charges. See Appendix for a Reconciliation of core results and those reported under GAAP.(2) Based on estimates for 2016 with full realization of cost savings. (3) Based on most recent quarter adjusted for full realization of cost savings. (4) NPAs exclude restructured loans; pro forma excludes impact of merger adjustments. (5) Estimate at closing. 8 Balance Sheet Profitability Ratios (1) Capital & Asset Quality (4) ($ in millions)

9 Loan and Deposit Composition Source: SNL Financial and company reports. Financials based on regulatory data as of, or for the quarter ending, 12/31/2014. Does not include pro forma adjustments. Loan Composition Deposit Composition $1,338 million $761 million $2,099 million Yield: 4.74% Yield: 4.46% Yield: 4.63% Loans / Deposits: 73% Loans / Deposits: 92% Loans / Deposits: 79% Bridge Bancorp Community National Bank Combined Bridge Bancorp Community National Bank Combined $1,834 million $829 million $2,663 million Cost: 0.23% Cost: 0.53% Cost: 0.33% Other 6% C&I 22% OwnerOcc-CRE 19% Other CRE 25% 1-4 Family 12%

FNBNY Report Card Initiative February 2014 System Conversion Integration of FNBNY Staff Achievement of Cost Saves Transformation of Branches to Commercial Bank DDA as a % of Deposits Cost of Deposits NYC Office 2014 Loan Growth 10 Status Complete Complete Complete In Process At Closing At 12/31/14 6% 22% 1.05% 0.59% $46 million

Long Island – A Changing Marketplace Average Age of Residents Older Than Other Suburban Communities Government & Industry Recognize Need to Revitalize Downtowns to Avoid “Brain Drain” BNB is Part of This Revival Providing Financing to Successful Businesses Larger Scale Supports Larger Customer Financing Needs Long Island Needs a $5 billion Community Bank 11

Population Density 1 Businesses per Square Mile 12 Favorable Long Island Demographics Source: SNL Financial and Nielsen estimates for 2014. (1) Population density calculated as number of people per square mile. (2) Data as of September 2014. Median Household Income Unemployment Rate 2

Growth in Our New Branches Age # of Branches Deposits (In millions) DDA % Cost of Funds > 5 Years 1 $57.3 41% 0.28% 3-5 Years 3 $193.8 44% 0.25% <3 Years 6 $80.3 46% 0.14% As of December 31, 2014 13

2015 – Challenges & Opportunities Net Interest Margin Compression Loan Growth & Asset Mix Interest Rate Risk Maintain Short Duration Portfolio/Grow Core Deposits Integration of CNB Same IT Platform/Retain Key Personnel Operating Leverage/Efficiency Realize Expected CNB Cost Saves/Expand Growth in New Markets Cyber Security Remain Vigilant / Invest in Training & Security Enhancements 14

Quarterly Net Interest Income 15 Q1 Q2 Q3 Q4 Loan/Deposit 67% 68% 68% 72% Avg Int Earn Assets $1,854,475 $2,062,079 $2,037,153 $2,148,087 NIM (Actual) 3.46% 3.40% 3.43% 3.37% NIM (Base Case) 3.30% 3.27% 3.23% 3.22% “Base Case” is the Dec 31, 2013 Balance Sheet projected with no growth or change in asset mix. Source: Dec 2013 Asset/Liability Model $ in Millions

Active Management of Interest Rate Risk Repositioned Portfolio Higher percentage of floating rate securities Less negative convexity (GNMA Project, FNMA DUS, Better CMO Structures) Convert Loans to Floating $30 million converted using swaps and interest rate agreements Extend Liabilities Using Derivatives $75 million in pay-fixed swaps used to extend funding Sensitivity Lower Year-Over-Year Net Interest Income Sensitivity decreased from -6.60% to -5.20% in +200bp Scenario EVE Sensitivity* decreased from -50.6% to -29.5% in +400bp Scenario 16 * Defined as the change in value of equity versus the value of equity in base case

Operating Leverage / Efficiency 17 Core Efficiency Ratio Operating Expenses/ Average Assets Core ratios excludes acquisition and branch restructuring costs

 BDEG Tangible Book Value Per Share 18 Listed on NASDAQ in 2008 Issued $16 million in TRUPs in 2009 Implemented Dividend Reinvestment Plan in 2009 – Raised $26 million Raised $24 million in Common Stock Offering in 2011 Raised $37.5 million in Oct. 2013 Common Stock Offering

Drivers of Shareholder Value Strong & Consistent Financial Performance Outstanding Asset Quality and Balance Sheet Flexibility Superior Franchise Growth with Compelling Opportunities Attractive Dividend Yield Significant Tangible Book Value Growth Clear Understanding of Risks, Opportunities and Challenges 19

Appendix 20

Conservative Securities Portfolio As of December 31, 2013 $803 Million in Securities Exceptional Credit Quality with 76% Guaranteed by the U.S. Government Effective Portfolio Duration is 3.99 Years 21 December 31, 2014

Loan Growth – Leveraging Our Opportunities 22 5 yr. CAGR 23% $1,338 $1,013 *Excludes FNBNY acquired loans $ in Millions

Diversified Loan Composition As of December 31, 2010 $1.338 Billion in Total Loans as of December 31, 2014 with an Average Yield of 4.74%. 23 As of December 31, 2014

Deposits – Stable & Flexible Funding Source 24

Deposit Profile As of December 31, 2014 25 As of December 31, 2010

Reconciliation of GAAP to Core Results 26 For the year ended December 31, 2014 Net Income Diluted EPS ROA ROE ROTE Operating Efficiency Reported - (GAAP) $ 13,763 $ 1.18 0.64% 7.76% 8.25% 67.99% Adjustments, net of taxes: Acquisition costs and branch restructuring 3,812 0.33 0.18% 2.15% 2.29% (7.18%) Net securities losses 709 0.06 0.03% 0.40% 0.43% (0.85%) Core results $ 18,284 $ 1.57 0.85% 10.31% 10.97% 59.96% For the quarter ended December 31, 2014 Net Income Diluted EPS ROA ROE ROTE Operating Efficiency Reported - (GAAP) $ 4,168 $ 0.36 0.73% 9.16% 9.78% 64.13% Adjustments, net of taxes: Acquisition costs 730 0.06 0.13% 1.60% 1.72% (3.76%) Net securities gains (18) - (0.01%) (0.04%) (0.04%) 0.08% Core results $ 4,880 $ 0.42 0.85% 10.72% 11.46% 60.45% The table above provides a reconciliation of reported results under Generally Accepted Accounting Principles (GAAP) and core results. The GAAP results have been adjusted for acquisition costs related to FNBNY & CNB, branch restructuring costs, and net securities losses/(gains), and presented on a net of tax basis.